Mail Stop 3561

June 27, 2006

Alfred Lam
Chairman
Pacific CMA, Inc.
153-10 Rockaway Boulevard
Jamaica, New York 11434

>   **Re: Pacific CMA, Inc.**
>   **Registration Statement on Form S-3 and Form 10-K**
>   **Filed May 31, 2006**
>   **File No. 333-134620**

Dear Mr. Lam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We note from page 37 of your 10-K for fiscal year ended December 31, 2005, that there is a legal proceeding pending related to the right to sell certain restricted shares. Please provide us with any material updates as to the status of this proceeding.

Recent Developments, page 8

2. We note that your April 26, 2006 press release referenced the combined revenues and EBITDA of HTL and its subsidiaries for the year ended December 31, 2005. Please expand upon this disclosure here to provide HTL's net income or loss and direct us to the reconciliation of EBITDA to the appropriate GAAP measure. Please also disclose the appropriate operating results for the year ended December 31, 2006, if available.

3. Please clarify in the third paragraph if it is HTL's net profits that trigger whether or not up to 750,000 additional restricted shares will be issued to HTL's shareholders. Do not use unnecessary defined terms like Net Profit.

4. Please update this section in the next amendment, if necessary, including a discussion of the timing and source of the equity funding.

5. The fourth paragraph suggests that what you signed was not a binding agreement subject only to your ability to raise the cash. Please clarify whether it is a binding agreement and explain how the terms will be altered if the audited numbers are different.

6. Please expand each of the final three bullets on page 9 to provide better disclosure to investors. What is the tax issue? Please include a discussion in the prospectus and an opinion of local counsel in the next amendment so that investors can make a judgment about how serious this risk is, either of happening or of the aggregate. What are the corporate legal principles and how will they make integration more difficult? Should investors be concerned about declines or advances in the value of the dollar versus the rupee?

Form 10-K

Note 17: Preferred Stock, Page 23

7. Although your preferred stock is mandatorily redeemable in four years from the date of issuance, it is also convertible at the option of the holder, and is therefore outside the scope of SFAS 150. It therefore appears that the conversion feature of your preferred stock may be a derivative that should be bifurcated and accounted for under SFAS 133. Please revisit your accounting for the April and May 2004 issuances of preferred stock and provide us an analysis which addresses paragraphs 6 and 12 of SFAS 133 and paragraphs 4 and 12 through 32 of EITF 00-19 relative to paragraph 11.a (1) of SFAS 133.

Revolving Note and Minimum Borrowing Note

8. It appears that the convertible feature of your Notes may be a derivative that should be bifurcated and accounted for in accordance with SFAS 133. Please provide an analysis which supports your current treatment and also provide an analysis similar to the one requested above which evaluates this instrument under the above guidance.

9. Please tell us and provide your analysis of how you determined that the warrants issued in connection with the Laurus note do not meet the criteria of paragraph 6 of SFAS 133 to be treated as a derivative. Please include in your response how you considered paragraph 17 of EITF 00-19.

10. Please tell us how you accounted for the conversion price resetting discussed on page 24, including how you determined that an additional beneficial conversion option of $2,659,091 resulted and why you believe your treatment is appropriate.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 809-5449
       Lawrence G. Nusbaum
       Gusrae, Kaplan, Bruno & Nusbaum, PLLC
       120 Wall Street, 11th Floor
       New York, NY 10005